Exhibit 99.1

Itaú Corpbanca Files Material Event Notice Announcing the
Resignation of an Alternate Director

Santiago, Chile, March 28, 2018. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Superintendency of Banks and Financial Institutions, announcing that Mr. Camilo Morales Riquelme resigned from his position as alternate director of Itaú Corpbanca. The board of directors appointed Mr. Diego Fresco Gutiérrez as Mr. Morales’ replacement, who shall hold office until the next annual ordinary shareholders’ meeting. The Material Event Notice is also available on the company’s corporate website at itau.cl/investor-relations.

About Itaú Corpbanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 36.06% owned by Itaú Unibanco, 30.65% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Santander Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of January 31, 2018, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.8% market share.

As of December 31, 2017, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and also the seventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 5.0%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl

Santiago, 28 de marzo de 2018
GG/119/2018

Mr.
Eric Parrado Herrera
Superintendent
Superintendency of Banks and Financial Institutions
PRESENT

Ref.: Material Event Notice: Resignation and Replacement of Alternate Director

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Superintendency of the following material event:

At the ordinary meeting held on March 28, 2018, the board of directors of Itaú Corpbanca was informed of and accepted the resignation of the alternate director Mr. Camilo Morales Riquelme, due to personal reasons.

On the same date, the board of directors of Itaú Corpbanca has appointed Mr. Diego Fresco Gutiérrez as Mr. Morales’ replacement, who will hold office until the next annual ordinary shareholder’s meeting.

This event has been qualified as material in the referenced board of directors’ meeting.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
Itaú Corpbanca